Exhibit 99.1

SatixFy Announces First Quarter 2025 Results

 Rehovot, Israel – May 22, 2025 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, has released its consolidated financial results as of and for the quarter ended March 31, 2025.

Financial Highlights for the First Quarter of 2025

•
Total revenues for the first quarter of 2025 were $4.9 million, an increase of 158% compared to $1.9 million for the first quarter of 2024. Revenues from development services and preproduction were $4.0 million, an increase of 167% compared to $1.5 million in the same period of 2024. Revenues from the sale of products were $0.9 million, an increase of 122% compared to $0.4 million in the first quarter of 2024.

•
Gross profit for the first quarter of 2025 was $2.9 million, an increase of 82% compared to $1.6 million for the same period in 2024. Gross margin for the quarter was 59%, compared to 83% in the first quarter of 2024. The first quarter of 2024 margin was particularly high due to delivery of high margin non-recurring engineering work.

•	Operating loss for the first quarter of 2025 was $6.1 million, an improvement of 20% compared to $7.7 million in the first quarter of 2024, reflecting increased revenue.

•	Expenses Breakdown:

•
Research and development expenses, net (“R&D”) for the first quarter of 2025 were $6.4 million, compared to $6.8 million for the same period in 2024. Gross R&D expenditure decreased by $0.9 million, mostly attributed to lower tape-out costs and post-silicon costs in the quarter compared with the first quarter of 2024. Additionally, net R&D expenses were impacted by a decrease in grants from the European Space Agency (“ESA”) and UK Research and Development Expenditure Credit tax credits, which were recorded as offsets to R&D expenses of $0.9 million.

•	Selling and marketing expenses for the first quarter of 2025 were $0.3 million, compared to $0.5 million in the first quarter of 2024.

•	General and administrative expenses for the first quarter of 2025 were $2.3 million, compared to $1.9 million for the same period in 2024.

•	Net loss for the first quarter of 2025 was $10.3 million, an improvement of 9% compared to $11.3 million for the first quarter of 2024, primarily as a result of increased revenue in the quarter.

•	Cash and cash equivalents as of March 31, 2025, amounted to $7.8 million, compared to $14.4 million as of December 31, 2024.

Nir Barkan, Chief Executive Officer of SatixFy, commented, “We are pleased with the strong momentum we have shown in the first quarter, with revenue growing 158% year over year. We are also happy with our lower operating loss which decreased by 20% year over year, reflecting our improving revenue growth coupled with lower operating expenses.”

Mr. Barkan continued, “Our company is firmly positioned as the global leader in space-grade chip technology, with standout innovations like our advanced processor, digital multi-beam chip and unique solutions including landing stations and terminals. We have successfully stabilized and grown the business, and we are now looking forward to and on the path to an exciting new chapter.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using low earth orbit, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statements in this press release when it discusses the company’s momentum, position as the global leader in space-grade chip technology and that the path to an exciting new chapter. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others:  the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 1, 2025 (the “SEC”), as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contacts:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekgir.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

	March 31,	March 31,	December 31,
	2025	2024	2024
			Audited
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	7,810	10,056	14,433
Trade accounts receivable	3,275	1,266	3,905
Contract assets	1,291	3,451	1,486
Prepaid expenses and other	3,106	2,291	2,570
Government departments and agencies receivables	4,996	3,691	5,888
Related parties	70	108	46
Promissory notes	-	11,420	-
Inventory	1,738	1,604	1,279
Total current assets	22,286	33,887	29,607

NON-CURRENT ASSETS:
Other long-term receivables	-	2,000	-
Right-of-use assets, net	1,522	2,027	1,679
Property, plant and equipment, net	2,825	1,539	2,284
Investment in Jet Talk Ltd	1,517	1,547	1,518
Long term deposits	182	184	186
Total non-current assets	6,046	7,297	5,667

TOTAL ASSETS	28,332	41,184	35,274

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

	March 31,	March 31,	December 31,
	2025	2024	2024
			Audited
LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	3,806	1,601	3,121
Current portion of long-term bank loans, net	70,944	-	-
Contract liabilities	223	1,086	186
ESA advance payments	1,073	3,174	1,264
Prepayment from customer	8,416	3,683	8,381
Advanced payments from MDA Ltd. against future orders	42,076	28,886	39,296
Lease liabilities	782	663	786
Other accounts payable and accrued expenses	4,782	5,425	8,340
Related parties	750	550	616
Total current liabilities	132,852	45,068	61,990

NON-CURRENT LIABILITIES:
Long term loans from financial institutions, net	-	62,702	67,691
Lease liabilities	1,202	1,832	1,392
Derivatives instruments liabilities	5,719	114	5,719
Liability for royalties payable	774	1,196	774
Total non-current liabilities	7,695	65,844	75,576

SHAREHOLDERS’ DEFICIT:
Share capital	-	-	-
Share premium	453,601	451,436	453,252
Capital reserves	1,444	1,444	1,444
Accumulated deficit	(567,260)	(522,608)	(556,988)
Total shareholders’ deficit	(112,215)	(69,728)	(102,292)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	28,332	41,184	35,274

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of USD)

	Three months ended
	March 31,
	2025	2024

Revenues:
Development services and preproduction	4,049	1,518
Sale of products	863	388
Total revenues	4,912	1,906

Cost of sales and services:
Development services and preproduction	1,913	249
Sale of products	113	73
Total cost of sales and services	2,026	322

Gross profit	2,886	1,584

Research and development expenses, net	6,432	6,798
Selling and marketing expenses	322	525
General and administrative expenses	2,264	1,926
Loss from operations	6,132	7,665

Finance income	-	48
Finance expenses	(4,140)	(3,662)
Company's share in the loss of a company accounted by equity method, net	-	(4)
Loss before income taxes	(10,272)	(11,283)
Income taxes	-	-
Loss for the period	(10,272)	(11,283)

Total comprehensive loss for the period	(10,272)	(11,283)

Basic and diluted loss per share (in dollars)	(0.12)	(0.14)
Basic and diluted weighted average ordinary shares outstanding	86,849	83,423